FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

April 28, 2004

#04-05

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT ACQUIRES NINE NEVADA GOLD PROPERTIES

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) has acquired nine gold properties located in Pershing and Humboldt Counties, north central Nevada. Acquired from Platoro West Incorporated, all nine properties are located near to other known mineral deposits, and/or within recognized mineral districts. Each of the properties boast geologically favorable settings with the potential of hosting economic gold occurrences; and the Company is extremely pleased to be able to acquire such an attractive property portfolio.

The nine Nevada properties are geologically diverse with each having the potential for either bonanza grade gold and silver deposits associated with large veins and shear zones or high tonnage bulk-minable gold and silver deposits related to stockwork veins and/or disseminated mineralization.  Although the majority of properties are fairly early stage with no drilling, previous work has identified very favorable geologic environments and potential ore grade metal values have been obtained on surface.

Obvious drill targets have already been identified on all of the properties. Several of the properties occur within regional proximity and exhibit clear geologic similarities to known economic occurrences. On two of the properties, there has been historic underground precious metal production with both exhibiting exploration potential for the discovery of additional high-grade vein mineralization.

There is an immediate priority to complete detailed field work on all the properties to better establish their overall geologic potential and design follow-up exploration programs to include drilling.

The Company can acquire a 100% interest in each property with an initial payment of 25,000 shares per property, followed by 75,000 shares and $22,500 cash in total per property in years 2 through 4. Starting in year 5, annual cash payments of $10,000 and 25,000 shares become due. The Company can elect to purchase a 100% interest in each property for $100,000 at any time after year 5. Each property retains a 2% to 4% sliding scale NSR royalty, based on gold price, half of which is purchasable by NDT Ventures Ltd. All figures are in US Dollars.

NDT’s exploration team continues to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

______________________

Fred G. Hewett, P.Eng.

 President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: April 28, 2003